UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________) *

BAM! ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

059361105

(CUSIP Number)

December 31, 2001

Date of Event which Requires Filing of this Statement

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 059361105	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Raymond C. Musci

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
	Inapplicable	(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,044,964

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 3,044,964

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,044,964 Shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.1%[1]

12	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Based on 14,428,967 shares of Common Stock outstanding as of December 31, 2001.

Item 1.

(a)	Name of Issuer — BAM! Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices — 333 West Santa Clara Street, Suite 716, San Jose, California 95113.

Item 2.

(a)	Names of Person Filing — Raymond C. Musci

(b)	Address of Principal Business Office or, if none, Residence — 333 West Santa Clara Street, Suite 716, San Jose, California 95113.

(c)	Citizenship — Raymond C. Musci — United States

(d)	Title of Class of Securities — Common Stock

(e)	CUSIP Number — 059361105

Item 3.

(a)	[ ] Broker or Dealer registered under Section 15 of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[ ] Insurance Company as defined in section 3(a)(19) of the act

(d)	[ ] Investment Company registered under section 8 of the Investment Company Act

(e)	[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

(g)	[ ] Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a)	Amount Beneficially Owned — 3,044,964

(b)	Percent of Class — 21.1%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote — 3,044,964

(ii) shared power to vote or to direct the vote — 0

(iii) sole power to dispose or to direct the disposition of — 3,044,964

(iv) shared power to dispose or to direct the disposition of — 0

Item 5. Ownership of 5 Percent or Less of a Class

     If this Statement is being filed to report the fact that as of the date hereof the reporting person has chosen to be the beneficial owner of more than five percent of the class of security, check the following [   ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

     Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

     Inapplicable.

Item 8. Identification and Classification of Members of the Group

Page 3 of 4 pages

     Inapplicable.

Item 9. Notice of Dissolution of Group

     Inapplicable.

Item 10. Certification

     Inapplicable.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002

Signature: Name:	/s/ Raymond C. Musci Raymond C. Musci

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 4 of 4 pages